UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

814-00235				December 31, 2012
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Rand Capital Corporation
4. Address of principal executive office (number, street, city, state, zip code):

2200 Rand Building, Buffalo, NY 14203

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

March 14, 2013

Freed Maxick CPAs, P.C.

800 Liberty Building

Buffalo, NY 14202

To Whom It May Concern:

We, as members of management of Rand Capital Corporation (the “Corporation”), are responsible for complying with the requirements of subsection (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporation’s compliance with the requirements of subsection (b) and (c) of rule 17f-2 as of December 31, 2012 and from November 5, 2012 through December 31, 2012.

Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2012 and from November 5, 2012, through December 31, 2012, with respect to securities reflected in the investment account of the Corporation.

Rand Capital Corporation
By:

/s/ Allen F. Grum
Allen F. Grum
President and Chief Executive Officer

/s/ Daniel P. Penberthy
Daniel P. Penberthy
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Rand Capital Corporation

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Rand Capital Corporation (the “Corporation”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of December 31, 2012. Management is responsible for the Corporation’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Corporation’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Corporation’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2012, and with respect to agreement of security purchases and sales, for the period from November 5, 2012 (the date of our last examination), through December 31, 2012:

•	Count and inspection of all securities located in the vault of the Corporation in Buffalo, New York;

•	Confirmation of all securities held by brokers;

•	Reconciliation of all such securities to the books and records of the Corporation and the Custodian;

•

Agreement of additional investments in three existing portfolio companies, investment in one new portfolio company, sale of investment in one portfolio company, conversion of interest to principal in one portfolio company and loan payoffs on two portfolio companies since our last report from the books and records of the Corporation to the related agreements;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation’s compliance with specified requirements.

In our opinion, management’s assertion that the Corporation complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2012, with respect to securities reflected in the investment account of the Corporation is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Freed Maxick CPAs, P.C.

Buffalo, New York

March 14, 2013